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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004

AURELIA ENERGY N.V.
(Translation of registrant's name into English)

Landhuis Joonchi
Kaya Richard J. Beaujon z/n
Curaçao, Netherlands Antilles
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

        Not Applicable.

MUNIN STATUS REPORT—JUNE 23, 2004

        Lufeng Development Company ANS, a company within the Bluewater group of companies, has been awarded a contract extension by Statoil (Orient) Inc. for production of hydrocarbons from the Lufeng field in the South China Sea. The contract provides for the FPSO Munin to return to the Lufeng field early in the second quarter of 2005 for a minimum fixed period of three years.

        The FPSO Munin is currently operating on the Lufeng field under arrangements that are intended to extend until summer 2004. After undergoing minor modifications and maintenance, the FPSO Munin is scheduled to produce on the Xijiang field for ConocoPhillips China Inc. for a period of five to six months as a temporary replacement for the Nanhai Kai Tuo FPSO. The FPSO Munin will utilise its full dynamic positioning (DP) capability for mooring and will re-use the Xijiang field's existing fluid transfer equipment.

        During the temporary relocation of the FPSO Munin, sidetrack drilling on three existing wells will take place on the Lufeng field. This new drilling technology facilitates production of new pockets of oil which should serve to extend the Lufeng field's life.

        Bluewater Energy Services B.V., a member of the Bluewater group of companies, has built a technological lead specialising in lease and operation of tanker-based Production and Storage systems, and has become a leading provider of Single Point Mooring systems. Bluewater operates worldwide with offices in The Netherlands, United Kingdom, United States, Nigeria, Angola, South Africa, Singapore and China.

        Some of the information contained herein contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Aurelia Energy N.V.'s filings with the U.S. Securities and Exchange Commission, including those contained in their Annual Reports on Form 20-F filed on March 31, 2004 and April 23, 2003 and Current Reports on Form 6-K submitted on May 14, 2004, February 19, 2004, January 9, 2004, November 28, 2003, August 28, 2003, August 8, 2203, May 30, 2003, April 22, 2003, April 10, 2003, February 13, 2003 and February 3, 2003. No obligation is undertaken to publicly update or revise any forward-looking statements.

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SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURELIA ENERGY N.V. (Registrant)
By:	/s/ G.E. ELIAS (Signature) INTERTRUST (CURACAO) N.V. MANAGING DIRECTOR BY: G. E. ELIAS MANAGING DIRECTOR-CHAIRMAN

Date: June 23, 2004

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MUNIN STATUS REPORT—JUNE 23, 2004
SIGNATURES